

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

Via U.S. Mail
Mr. Kenneth G.C. Telford
Chief Financial Officer
MobiClear, Inc.
27th Floor, Chatham House
Salcedo Village, Makati City
Philippines

> **Re:** **MobiClear, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed May 22, 2008**
> **File No. 0-10822**

Dear Mr. Telford:

The Division of Corporation Finance has completed its review of your Form 10-KSB and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin Timken, Esq.
        Kruse, Landa, Maycock & Ricks